April 2, 2019

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Intrepid Potash, Inc.

Registration Statement on Form S-3

Filed March 12, 2019

File No. 333-230222

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Intrepid Potash, Inc. hereby requests that the effective date of the above-captioned Registration Statement on Form S-3 be accelerated so that it becomes effective at 4:00 p.m., Eastern Time, on Thursday, April 4, 2019, or as soon thereafter as practicable.

Please call Ned Prusse of Perkins Coie LLP, counsel to the Company, at (303) 291-2374 as soon as the Registration Statement has been declared effective.

Respectfully submitted,

By:	/s/ Margaret McCandless
Margaret McCandless
Vice President, General Counsel and Secretary